NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2008. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page

Copy of the disclosure letter we sent to the
Philippine Stock Exchange and the Securities and
Exchange Commission regarding a press release
entitled “PLDT Files 2008 Annual Report on Form
20-F with the U.S. Securities and Exchange
1	Commission”.	6

Exhibit 1

April 3, 2009

Philippine Stock Exchange, Inc.
Disclosure Department
4th Floor, Philippine Stock Exchange Centre
(Tektite Tower) Exchange Road, Ortigas Center
Pasig City

Attention : Mr. Noel B. Del Castillo

OIC – Disclosure Dept.

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled, “PLDT Files 2008 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission”.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

/s/ Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

Exhibit 1

April 3, 2009

Securities and Exchange Commission
SEC Building
EDSA, Mandaluyong City

Attention: Atty. Justina F. Callangan

Director, Corporation Finance Dept.

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT Files 2008 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission”.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

Exhibit 1

COVER SHEET

P	W	—	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact person	Contact Telephone No.

                                                              Every 2nd
 1     2        3        1    SEC FORM 17-C     0       6           Tuesday

Month                Day        FORM TYPE     Month                   Day

        Fiscal Year                           Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
2,183,561 As of February 28, 2009	NA	NA

Total No. of Stockholders	Domestic	Foreign

— —

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	3 April 2009

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6.____________ (SEC Use Only)
	Province, country or other jurisdictionIndustry Classification Code
	of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8. (632) 816-8405

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11. Other Events

Attached hereto is a copy of a press release entitled “PLDT Files 2008 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE

TELEPHONE COMPANY

By:

/s/ Florentino D. Mabasa, Jr.
FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

April 3, 2009

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy – Philippine Stock Exchange

1 copy – Company Secretary

Exhibit 1

PLDT Press Release

P	LDT FILES 2008 ANNUAL REPORT ON FORM 20-F

WITH TH	E U. S. SECURITIES AND EXCHANGE COMMISSION

MANILA, Philippin Company (“PLDT”) annou 20-F for the fiscal ye Exchange Commission an	es, 3 April 2009 – Philippine Long Distance Telephone
nced today that it has filed its annual report on Form
ar ended December 31, 2008 with the U. S. Securities and
d has posted this document on its website at:
http://www.pldt.com/investor/AnnualReport.htm#20-F

Shareholders of PLDT m PLDT’s complete audite PLDT Investor Relation	ay receive a hard copy of this document, which contains d financial statements, free of charge, upon request. s:
Melissa V. Vergel de D
Tel No: +632 816-8024
Fax No: +632 810-7138
Email: mvvergeldedios
About PLDT
PLDT is the leading te
three principal busine
communications technol
services across the Ph
line, cellular and sat
PLDT is listed on the
depositary shares are
has one of the largest
companies.
Further information ca
ios

@pldt.com.ph

lecommunications provider in the Philippines. Through its
ss groups – fixed line, wireless and information
ogy – PLDT offers a wide range of telecommunications
ilippines’ most extensive fiber optic backbone and fixed
ellite network.
Philippine Stock Exchange (PSE:TEL) and its American
listed on the New York Stock Exchange (NYSE:PHI). PLDT
market capitalizations among Philippine listed

n be obtained by visiting the web at www.pldt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Florentino D. Mabasa, Jr.

Name : Florentino D. Mabasa, Jr. Title: First Vice President, Legal Services Head and Assistant Corporate Secretary

Date: April 3, 2009